UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2025

Alejandro Hernandez
President and Director
Calor Del Sol Inc.
1400 112th Ave. SE, Suite 100
Bellevue, WA 98004

**Re: Calor Del Sol Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed April 2, 2025
File No. 333-280138**

Dear Alejandro Hernandez:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 7, 2025 letter.

Amendment No. 5 to Registration Statement on Form S-1 filed April 2, 2025

Financial Statements, page 34

1. We have reviewed your response to prior comment 1 and the revised disclosure to include the financial statements for the interim period ended October 31, 2024 noting this does not appear to comply with the updating requirements pursuant to Rule 8-08 of Regulation S-X. Please update your filing to include financial statements for a period ending within 135 days of the effective date, which appears to be your interim period ended January 31, 2025.

Please contact Aamira Chaudhry at 202-551-3389 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Andrew Befumo